The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

March 31, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578
(the “Funds” or “Registrants”)

Dear Ms. Churko:

This letter is in response to your comments provided via telephone on January 29, 2015, relating to the Funds’ October 31, 2014 annual report (the “Annual Report”), which was filed with the Securities and Exchange Commission (“SEC”) on Form N-CSR on January 5, 2015:

1.	Comment: Given that both the Long/Short Portfolio and Total Market Portfolio may engage in short sales, please disclose the process by which the Board considers whether each Portfolio’s liquidity reserves are sufficient to meet redemption requests.

Response: Glenmede Investment Management LP (the “Advisor”) monitors each Portfolio’s liquidity and would report to the Board at quarterly Board meetings any issues relating to the liquidity of either Portfolio that occurred during the reporting period. To date, the Advisor has confirmed that the short selling activity in each Portfolio has posed no liquidity issues with respect to honoring redemptions or meeting current obligations; and consequently, no such reporting has been required. The Advisor has also confirmed that in the event there was a significant redemption, the portfolio manager would simply close out the short, if necessary, to release sufficient segregated assets to meet the redemption request.

2.	Comment: In the section entitled “Schedule of Portfolio Investments” of the Annual Report, with respect to the Secured Options Portfolio, please consider adding industry or geographical categories, similar to the section for the International Secured Options Portfolio in the pages thereafter.

Response: The investments of the Secured Options Portfolio listed in the section of the Annual Report entitled “Schedule of Portfolio Investments” are entirely options written on stock index exchange traded funds and stock indices. These options are not divided into specific industry or geographical categories. Each applies to a broad range of securities represented in stock index exchange traded funds or stock indices.

The preceding comments and related responses have been provided by and discussed with management of the Registrant.

Please contact me at (617) 662-1741 if you have any questions regarding the Registrant’s responses.

Very truly yours,

/s/ Bernard Brick

Bernard Brick

EXHIBIT

The Glenmede Fund, Inc. and The Glenmede Portfolios

c/o State Street Bank and Trust Company

100 Huntington Avenue

CPH-0326

Boston, MA 02116

March 31, 2015

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Attn: Ms. Kathy Churko

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	The Glenmede Fund, Inc. - Registration Nos. 33-22884 and 811-05577
The Glenmede Portfolios - Registration Nos. 33-46593 and 811-06578
(the “Funds” or “Registrants”)

Dear Ms. Churko:

In connection with the Funds’ October 31, 2014 annual report, which was filed with the Securities and Exchange Commission (“SEC”) pursuant on Form N-CSR on January 5, 2015 (the “Annual Report”), the Funds hereby acknowledge that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure in the Annual Report;

•	comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Annual Report reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Annual Report; and

•	the Registrants may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Please do not hesitate to contact the undersigned at (617) 662-1741 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Bernard Brick

Bernard Brick